UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No. 3)*

Okta, Inc.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

679295 105

(CUSIP Number)

December 31, 2020

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 679295 105

1	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS Jacques Frederic Kerrest
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,428,516 (1)(3)
	6	SHARED VOTING POWER 1,626,603 (2)(3)
	7	SOLE DISPOSITIVE POWER 1,428,516 (1)(3)
	8	SHARED DISPOSITIVE POWER 1,626,603 (2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,055,119 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4% (3)(4)(5)
12	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 13,487 shares of Class A common stock held of record by Mr. Kerrest in an individual capacity, (ii) 142,067 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of December 31, 2020 and (iii) 1,272,962 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of December 31, 2020. The reporting person has sole voting power and sole dispositive power with respect to these shares.

(2)

Consists of (i) 1,358,901 shares of Class B common stock held of record by Mr. Kerrest and his wife, as trustees of the Kerrest Family Revocable Trust and (ii) 267,702 shares of Class B common stock held of record by the Commonwealth Trust Company, as trustee of the Kerrest Irrevocable Trust. The reporting person has shared voting power and shared dispositive power with respect to these shares; provided, however, that Mr. Kerrest’s wife, in her role as the sole member of the investment committee of the Kerrest Irrevocable Trust, has voting and dispositive power with respect to the shares held of record by the Commonwealth Trust Company, as trustee of the Kerrest Irrevocable Trust, and Mr. Kerrest has no voting and dispositive power with respect to such shares.

(3)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(4)	The percent of class was calculated based on 122,372,831 shares of Class A common stock and 8,153,727 shares of Class B common stock outstanding as of December 31, 2020.
(5)

Based on the aggregate number of shares of Class A common stock and Class B common stock beneficially owned by the reporting person, which, with respect to the Class B common stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 155,554 shares of Class A common stock and 2,899,565 shares of Class B common stock beneficially owned by the reporting person represent 13.4% of the aggregate combined voting power of the Class A common stock and Class B common stock.

Item 1

(a) Name of Issuer:

Okta, Inc.

(b) Address of Issuer’s Principal Executive Offices:

100 First Street, Suite 600, San Francisco, California 94105

Item 2

(a) Name of Person Filing:

Jacques Frederic Kerrest

(b) Address of Principal Business Office or, if None, Residence:

100 First Street, Suite 600, San Francisco, California 94105

(c) Citizenship:

United States of America

(d) Title of Class of Securities:

Class A common stock

(e) CUSIP Number:

679295 105

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4	Ownership.

(a) and (b)

Amount Beneficially Owned and Percent of Class:

(A) 155,554 shares of Class A common stock, consisting of (i) 13,487 shares of Class A common stock held of record by Mr. Kerrest in an individual capacity and (ii) 142,067 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of December 31, 2020, and (B) 2,899,565 shares of Class B common stock, consisting of (i) 1,358,901 shares of Class B common stock held of record by Mr. Kerrest and his wife, as trustees of the Kerrest Family Revocable Trust, (ii) 267,702 shares of Class B common stock held of record by the Commonwealth Trust Company, as trustee of the Kerrest Irrevocable Trust and (iii) 1,272,962 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of December 31, 2020, which when such shares are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, together with the shares of Class A common stock beneficially owned by the reporting person, represent approximately 2.4% of the outstanding shares of Class A common stock. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 155,554 shares of Class A common stock and 2,899,565 shares of Class B common stock beneficially owned by the reporting person represent 13.4% of the aggregate combined voting power of the Class A common stock and Class B common stock. The percent of class was calculated based on 122,372,831 shares of Class A common stock and 8,153,727 shares of Class B common stock outstanding as of December 31, 2020.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 1,428,516

(ii)	Shared power to vote or to direct the vote: 1,626,603

(iii)	Sole power to dispose or to direct the disposition of: 1,428,516

(iv)	Shared power to dispose or to direct the disposition of: 1,626,603

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

By:	/s/ Larissa Schwartz
Larissa Schwartz, attorney-in-fact for Jacques Frederic Kerrest